Exhibit 99.1

Akumin Enters into Settlement Agreement

Plantation, FL – February 1, 2021 – Akumin Inc. (NASDAQ/TSX: AKU; the “Company”) has finalized a definitive settlement agreement resolving an investigation by the United States Department of Justice and the Office of the Inspector General of the Department of Health and Human Services (“OIG-HHS”) into whether the Company, operating through one or more of its subsidiaries or professional service affiliates in Delaware and/or Texas, sought reimbursement from the Federal Government for diagnostic imaging studies performed without the required level of supervision and/or evidence such supervision was performed. The investigation was initiated by a relator pursuant to a qui tam complaint and relates predominantly to activities of subsidiaries or professional services affiliates of the Company that occurred prior to the Company having acquired control of those entities.

Pursuant to the terms of the settlement agreement, the Company made a payment of US$749,600. The final aggregate settlement amounts did not differ materially from provisions previously established in the Company’s consolidated financial statements in connection with this matter.

The settlement does not constitute a finding of improper conduct or failure to provide appropriate care and treatment in accordance with governing rules and regulations or an admission of facts or liability by the Company or any of its subsidiaries or professional service affiliates. The Company denies the allegations raised in this matter and is pleased to have resolved this matter to avoid future distractions and the high costs of litigation, while ensuring that our focus remains steadfast on providing care to our patients.

In connection with the settlement, the OIG-HHS confirmed it was not seeking any change or modification to the Company’s existing Corporate Integrity Agreement with the OIG-HHS in Texas, which is set to expire in mid-2021, nor would the OIG-HHS be seeking any new integrity obligations. The Company is committed to compliance with federal reimbursement rules and believes its existing compliance program makes it well positioned to comply with its physician supervision requirements.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Management Discussion & Analysis dated November 11, 2020, which is available at www.sedar.com and at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com